Michael H. Bison. Esq. 617.570.1933 mbison@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

VIA EDGAR

September 29, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Mail Stop – 6010

Attention: Jeffrey Riedler

Re:	Aegerion Pharmaceuticals, Inc.

Amendment No. 1 to Form S-1 Registration Statement

File No. 333-168721

Ladies and Gentlemen:

This letter is being furnished on behalf of Aegerion Pharmaceuticals, Inc. (the “Company”), with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2010. As discussed on a conference call held on September 28, 2010 with Venessa Robertson and Mark Brunhofer, in order to assist the staff (the “Staff”) of the Commission in its review of the Company’s accounting for stock-based compensation, the Company wishes to provide the following draft disclosure, which the Company expects to include in its next amendment to the Registration Statement. As discussed yesterday, the Company expects to include in its next amendment a proposed price range for the proposed offering, which proposed price range the Company expects to receive from its underwriters later this week. Please note that the proposed disclosure does not give effect to an anticipated reverse split of the Company’s common stock to be effected prior to the closing of the offering.

First, it is proposed that the following disclosure would be added to Management’s Discussion and Analysis of Financial Condition and Results of Operation:

Equity Awards — Quarter Ended September 30, 2010

During the quarter ended September 30, 2010, we issued equity awards with an exercise price of $0.63 per share, which our board of directors determined to be equal to the fair market value of our common stock on the date of grant. At the time these awards

United States Securities and Exchange Commission

September 29, 2010

were granted, there remained substantial uncertainty regarding the regulatory pathway for our product candidates and the likelihood of a successful initial public offering. Specifically, at the time these awards were granted:

•

we had not received written minutes from our recent meeting with the FDA confirming that the FDA would not require a clinical outcomes study prior to the filing of an NDA for lomitapide for the treatment of HoFH;

•

we had not completed our review of the preliminary findings from the 104 week carcinogenicity study of lomitapide in rats showing no statistical increase in any type of tumors, nor had we received the final report from this study;

•

the final four patients in our ongoing Phase III clinical trial had not yet completed the 26 week period of therapy at the end of which the primary efficacy endpoint is measured, nor had we yet received the results from these patients from this phase of the trial;

•	we had not yet received orphan drug designation from the EMA for lomitapide for the treatment of HoFH and FC;

•	we had not yet completed the sale of an additional $1.5 million in convertible promissory notes from certain of our existing investors; and

•	we had not yet successfully negotiated an additional forbearance under our loan and security agreement with Hercules.

In addition, at the time these awards were made, our underwriters had not yet communicated to us the definitive proposed price range for this initial public offering. Based on these and other factors, including concern over whether the public equity markets would be receptive to pre-commercial biotechnology companies such as ours, and in light of the challenges similarly situated companies have experienced in recent months in completing their own proposed initial public offerings, our board of directors determined that the fair market value of our common stock at the time these awards were granted was $0.63 per share.

However, following our successful achievement of several of the factors identified above, and in light of the proposed price range for this initial public offering as communicated to us by our underwriters and reflected in this prospectus, in connection with our preparation of this prospectus, we retrospectively reexamined the contemporaneous valuation of our common stock issued during this period. We believe that the preparation of the retrospective valuation was appropriate given the increased probability of our successful completion of this offering, which probability was accelerated in light of our successful achievement of several of the factors identified above. We believe that the most significant among these factors was our receipt of written minutes from our recent meeting with the FDA confirming that the FDA would

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September 29, 2010

not require a clinical outcomes study prior to the filing of an NDA for lomitapide for the treatment of HoFH. Had we not received this written confirmation, we do not believe that we would be in position to market this proposed offering. Also a significant factor supporting our decision to conduct a retrospective valuation was our continued review of preliminary findings from the 104 week carcinogenicity study of lomitapide in rats showing no statistical increase in any type of tumors, although we still have not received the final report from this study, and the completion by the final four patients in our ongoing Phase III clinical trial of the 26 week period of therapy at the end of which the primary efficacy endpoint is measured. In addition, after we granted these awards in September 2010, we completed the sale of an additional $1.5 million in convertible promissory notes to certain of our existing investors and we successfully negotiated an additional forbearance under our loan and security agreement with Hercules. All of these factors contributed to provide greater clarity regarding the regulatory pathway for our product candidates and, we believe, significantly increased our ability to market this proposed offering.

In connection with the reexamination of the contemporaneous valuation of our common stock issued during this period, we completed a retrospective valuation of the fair value of our common stock for financial reporting purposes, in accordance with the AICPA practice guide. As a result of this retrospective assessment for the equity awards made during the quarter ended September 30, 2010, we expect to apply, for financial reporting purposes, a fair value of $---— per share. We expect to incorporate the fair value calculated in this retrospective assessment into the Black-Scholes option pricing model when calculating the stock-based compensation expense. We expect that the total compensation expense for these awards will be approximately $            , which amount will be recorded over the vesting period for these awards.

Valuation models require the input of highly subjective assumptions. Because our common stock has characteristics significantly different from that of publicly traded common stock and because changes in the subjective input assumptions can materially affect the fair value estimate, our estimates of fair value should not be construed as a definitive calculation of the value of our common stock. Following this offering, we will not estimate the fair value of our common stock using methodologies set forth in the AICPA practice guide. We cannot make assurances as to any particular valuation for our stock. Accordingly, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of future stock prices.

In addition, we would expect to add to the table currently set forth on page 61 of the prospectus:

Grants Made During the Three Months Ended	Number of Shares	Initial Exercise Price Per Share	Grant Date Fair Value
September 30, 2010	3,148,600	$0.63	$—

* * *

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September 29, 2010

The intrinsic value of all outstanding vested and unvested options of $             is based on a per share price of $            , the midpoint of the price range set forth on the cover page of this prospectus,              shares of common stock issuable upon the exercise of options outstanding as of September 30, 2010 and a weighted average exercise price of $             per share.

It is also proposed that the following disclosure would be added as a Subsequent Events footnote to the Company’s financial statements as of and for the period ended June 30, 2010:

Subsequent Events

On September 15, 2010, the Company issued 3,148,600 option grants to the new Chief Executive Officer of the Company as well as to other employees of the Company at an exercise price of $0.63 per share. In connection with the Company’s planned IPO, the Company reexamined the contemporaneous valuation of its common stock issued during the third quarter of 2010. In connection with that reexamination, the Company completed a retrospective valuation of the fair value of its common stock for financial reporting purposes. The Company believed that the preparation of the retrospective valuation was necessary due to the fact that the probability for a potential IPO had accelerated significantly after certain key milestones were achieved.

The Company expects to incorporate the fair values calculated in the retrospective valuations into the Black-Scholes option pricing model when calculating the stock-based compensation expense to be recognized for the stock options granted during the third quarter of 2010. The retrospective valuation of $             results in total compensation expense of $            . The Company expects to record stock based compensation expense of approximately $            , to be recorded over the vesting period.

If you require additional information, please telephone either Jocelyn M. Arel at (617) 570-1067 or the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison

Michael H. Bison

United States Securities and Exchange Commission

September 29, 2010

cc:	Marc D. Beer (Aegerion Pharmaceuticals, Inc.)

William H. Lewis (Aegerion Pharmaceuticals, Inc.)

Christine A. Pellizzari, Esq. (Aegerion Pharmaceuticals, Inc.)

John T. Cavan (Aegerion Pharmaceuticals, Inc.)

Jocelyn M. Arel, Esq. (Goodwin Procter LLP)

David E. Redlick, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)

Brian A. Johnson, Esq. (Wilmer Cutler Pickering Hale and Dorr LLP)